Announcement Summary

Entity name

GENETIC TECHNOLOGIES LIMITED

Date of this announcement

Tuesday April 23, 2024

The +securities the subject of this notification are:
+Securities issued as part of a transaction or transactions previously announced to the market in an Appendix 3B that are not quoted, and are not intended to be quoted, on ASX

Total number of +securities to be issued/transferred

ASX +security code	Security description	Total number of +securities to be issued/transferred	Issue date
GTGAF	WARRANTS	43,200,000	22/04/2023

Refer to next page for full details of the announcement

Part 1 - Entity and announcement details

1.1 Name of entity

GENETIC TECHNOLOGIES LIMITED

We (the entity named above) give notice of the issue, conversion or payment up of the following unquoted +securities.

1.2 Registered number type	**Registration number**
ABN	17009212328

1.3 ASX issuer code

GTG

1.4 The announcement is
New announcement

1.5 Date of this announcement

23/4/2024

Part 2 - Issue details

2.1 The +securities the subject of this notification are:
+Securities issued as part of a transaction or transactions previously announced to the market in an Appendix 3B that are not quoted, and are not intended to be quoted, on ASX

Previous Appendix 3B details:

Announcement Date and Time	Announcement Title	Selected Appendix 3B to submit quotation request
19-Apr-2024 09:47	New - Proposed issue of securities - GTG	A placement or other type of issue

2.3a.2 Are there any further issues of +securities yet to take place to complete the transaction(s) referred to in the Appendix 3B?
No

Part 3A - number and type of +securities the subject of this notification (existing class or new class) where issue has previously been notified to ASX in an Appendix 3B

Placement Details

ASX +security code and description

GTGAF : WARRANTS

Date the +securities the subject of this notification were issued

22/4/2023

Any other information the entity wishes to provide about the +securities the subject of this notification

Issue details

Number of +securities

30,000,000

Were the +securities issued for a cash consideration?

No

Please describe the consideration being provided for the +securities

Free attaching free unregistered warrants to purchase 1,000,000 ADS as per US$2M placement announced 19 April 2024.

Number of +securities

13,200,000

Were the +securities issued for a cash consideration?

Yes

In what currency was the cash consideration being paid?

USD - US Dollar

What was the issue price per +security?

USD 0.06700000

Part 4 - +Securities on issue

Following the issue, conversion or payment up of the +securities the subject of this notification, the +securities of the entity will comprise:

The figures in parts 4.1 and 4.2 below are automatically generated and may not reflect the entity's current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing.

4.1 Quoted +securities (Total number of each +class of +securities issued and quoted on ASX)

ASX +security code and description	Total number of +securities on issue
GTG : ORDINARY FULLY PAID	115,417,246

4.2 Unquoted +securities (Total number of each +class of +securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue
GTGAE : PERFORMANCE RIGHTS	400,000
GTGAF : WARRANTS	45,842,668